CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2024	$13,262,000	$1,808.94

PROSPECTUS Dated November 21, 2011	Term Sheet No. 457 to
PROSPECTUS SUPPLEMENT Dated November 21, 2011	Registration Statement No. 333-178081
Dated December 3, 2012
Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due December 6, 2024

We, Morgan Stanley, will issue the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due December 6, 2024 (the "notes") only in registered form, which form is further described under "Description of Notes-Forms of Notes" in the accompanying prospectus supplement.

We describe the basic features of the notes, including how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), in the section of the accompanying prospectus supplement called "Description of Notes" and in the section of the accompanying prospectus called "Description of Debt Securities-Fixed Rate Debt Securities," subject to and as modified by the provisions described below.

Principal Amount:	$13,262,000	Interest Payment Period:	Semi-annually

Maturity Date:	December 6, 2024	Interest Payment Dates:	Each June 6 and December 6 commencing June 6, 2013
Settlement Date (Original Issue Date):	December 6, 2012	Call Price:	NA
		First Call Date:	NA
Interest Accrual Date:	December 6, 2012
		Call Frequency:	NA
Issue Price:	100%
		Business Day:	New York
Commissions:	2.000%
		Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Proceeds to Morgan Stanley:	$12,996,760.00	Survivor’s Option:	No
Specified Currency:	U.S. dollars	CUSIP:	61760LBM6

Redemption Percentage at Maturity:	100%	Other Provisions:	None
Interest Rate:	3.800% per annum (calculated on a 30/360 day count basis)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On the date first set forth above, we agreed to sell to the manager listed below, and it agreed to purchase, the principal amounts of notes set forth opposite its name below at the "purchase price" for notes. The purchase price for the notes equals the stated Issue Price as set forth above, plus accrued interest, less the Commissions set forth above.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$13,262,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
The manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.